UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-(a).



                              ROYAL PRECISION, INC.
                         ------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.001 per share
                    ---------------------------------------
                         (Title of Class of Securities)


                                  780921-10-2
                                 --------------
                                 (CUSIP Number)


                            Kenneth J. Warren, Esq.
                     5134 Blazer Parkway, Dublin, OH 43017
                                 (614) 766-1960
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               Febraury 28, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].

                                  SCHEDULE 13D
---------------------                                         ------------------
CUSIP NO. 780921-10-2                                         Page 2 of 12 Pages
---------------------                                         ------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Richard P. Johnston
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     25,052
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     1,446,057
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       25,052
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     1,446,057
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,471,109
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    25.9%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                         ------------------
CUSIP NO. 780921-10-2                                         Page 3 of 12 Pages
---------------------                                         ------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Jayne Johnston
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     -0-
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     1,446,057
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       -0-
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     1,446,057
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,471,109
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    25.9%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                         ------------------
CUSIP NO. 780921-10-2                                         Page 4 of 12 Pages
---------------------                                         ------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Johnston Family Charitable Remainder Unitrust #3
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Indiana, United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     -0-
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     1,292,809
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       -0-
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     1,292,809
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,292,809
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    22.8%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    OO
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                         ------------------
CUSIP NO. 780921-10-2                                         Page 5 of 12 Pages
---------------------                                         ------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Johnston Family Living Trust u/a dtd 4/11/94
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Wyoming, United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     -0-
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     153,248
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       -0-
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     153,248
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    153,248
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.7%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    OO
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------                                         ------------------
CUSIP NO. 780921-10-2                                         Page 6 of 12 Pages
---------------------                                         ------------------

ITEM 1. SECURITY AND ISSUER.

     Common Stock, par value $.001 per share
     Royal Precision, Inc.
     15170 North Hayden Road, Suite 1
     Scottsdale, AZ 85260

ITEM 2. IDENTITY AND BACKGROUND.

     (1)(a)  Richard P. Johnston

        (b)  4350 Greens Place
             Wilson, Wyoming 83014

        (c) Private investor; Trustee, Johnston Family Foundation 4350 Greens Place
             Wilson, Wyoming 83014

        (d) During the last five years, Mr. Johnston has not been convicted in
     a   criminal   proceeding   (excluding   traffic   violations   or  similar
     misdemeanors).

        (e) During the last five years, Mr. Johnston has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction .

        (f)  Mr. Johnston is a citizen of the United States of America.

     (2)(a)  Jayne Johnston

        (b)  4350 Greens Place
             Wilson, Wyoming 83014

        (c)  Trustee, Johnston Family Foundation.

       (d) During the last five years,  Mrs.  Johnston has not been convicted
     in  a  criminal   proceeding   (excluding  traffic  violations  or  similar
     misdemeanors).

          (e) During the last five years, Mrs. Johnston has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction .

        (f)  Mrs. Johnston is a citizen of the United States of America.

     (3)(a)  Johnston Family Charitable Remainder Unitrust #3 (the "CRT #3")

        (b)  4350 Greens Place
             Wilson, Wyoming 83014

        (c)  The entity is a charitable remainder unitrust.

                                  SCHEDULE 13D
---------------------                                         ------------------
CUSIP NO. 780921-10-2                                         Page 7 of 12 Pages
---------------------                                         ------------------

        (d) During the last five years, the Trustees of the CRT #3 have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, the CRT #3 has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

        (f) The CRT #3 was organized under the laws of Indiana

     (4)(a)  Johnston Family Living Trust u/a dtd. 4/11/94 (the "Trust")

        (b)  4350 Greens Place
             Wilson, Wyoming 83014

        (c) This entity is a Living Trust for the benefit of members of the Richard P. Johnston family.

        (d) During the last five years, the Trustees of the Trust have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, the Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

        (f) The Trust was organized under the laws of Wyoming

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On February 28, 2001, the CRT #3 acquired an additional 541,100 shares for a total consideration of $1,082,200. Those shares and all other shares covered by this report were acquired with the respective parties' own funds.

ITEM 4.  PURPOSE OF TRANSACTION.

     The parties hold the shares for investment purposes and previously reported their ownership on Schedule 13G. On February 28, 2001, the CRT #3 acquired an additional 541,100 shares which caused the aggregate amount beneficially owned by the parties to exceed 20% of the outstanding shares of Royal Precision, Inc. (the "Company") and the parties are now subject to Schedule 13D reporting.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Richard P. Johnston is a trustee of the CRT #3 and the Trust. In addition to the shares owned by those entities, Mr. Johnston is reporting 25,052 common shares subject to options exercisable within 60 days. Mr. Johnston expressly declares that his filing of this Schedule 13D shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D except for the 25,052 common shares subject to options which are owned directly by Mr. Johnston.

     Jayne Johnston is the spouse of Richard P. Johnston and a trustee of the CRT #3 and the Trust. In addition to the shares owned by those entities, Mrs. Johnston is reporting 25,052 common shares which are subject to options exercisable within 60 days which are owned directly by Mr. Johnston. Mrs. Johnston expressly declares that her filing of this Schedule 13D shall not be construed as an admission that she is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this
Schedule 13D.

     CRT #3. The CRT # 3 expressly declares that its filing of this Schedule 13D shall not be construed as an admission that it is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D except for the 1,292,809 shares owned directly by the CRT #3.

                                  SCHEDULE 13D
---------------------                                         ------------------
CUSIP NO. 780921-10-2                                         Page 8 of 12 Pages
---------------------                                         ------------------

     Trust. The Trust expressly declares that its filing of this Schedule 13D shall not be construed as an admission that it is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D except for the 153,248 shares owned directly by the Trust.

     Richard P. Johnston:

        (a) (i) Amount Beneficially Owned: 1,471,109 shares

            (ii) Percent of Class: 25.9%

        (b) Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote: 25,052

            (ii)  Shared power to vote or to direct the vote: 1,446,057

            (iii) Sole power to dispose or to direct the disposition  of:
                  25,052

            (iv)  Shared power to dispose or to direct the disposition of:
                  1,446,057

        (c) Not applicable.

        (d) Not applicable.

        (e) Not applicable.

     Jayne Johnston:

        (a) (i) Amount Beneficially Owned: 1,471,109 shares

            (ii) Percent of Class: 25.9%

        (b) Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote: -0-

            (ii)  Shared power to vote or to direct the vote: 1,446,057

            (iii) Sole power to dispose or to direct the disposition of: -0-

            (iv)  Shared  power to dispose or to direct  the  disposition  of:
                  1,446,057

        (c) Not applicable.

        (d) Not applicable.

        (e) Not applicable.

                                  SCHEDULE 13D
---------------------                                         ------------------
CUSIP NO. 780921-10-2                                         Page 9 of 12 Pages
---------------------                                         ------------------

        Johnston Family Charitable Remainder Unitrust #3:

        (a) (i) Amount Beneficially Owned: 1,292,809 shares

            (ii) Percent of Class: 22.8%

        (b) Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote: -0-

            (ii)  Shared power to vote or to direct the vote: 1,292,809

            (iii) Sole power to dispose or to direct the disposition of: -0-

            (iv)  Shared  power to dispose or to direct  the  disposition  of:
                  1,292,809

        (c) Not applicable.

        (d) Not applicable.

        (e) Not applicable.

        Johnston Family Living Trust u/a dtd. 4/11/94:

        (a) (i) Amount Beneficially Owned: 153,248 shares

            (ii) Percent of Class: 2.7%

        (b) Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote: -0-

            (ii)  Shared power to vote or to direct the vote: 153,248

            (iii) Sole power to dispose or to direct the disposition of: -0-

            (iv)  Shared  power to dispose or to direct  the  disposition  of:
                  153,248

        (c) Not applicable.

        (d) Not applicable.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On December 7, 2000, the CRT #3 lent to the Company the sum of $1 million dollars evidenced by the Company's Revolving Subordinated Promissory Note (the "Note"). This document contains a right by the CRT #3, upon an Event of Default under the Note, to convert all or any part of the unpaid loans and interest thereon into shares of common stock of the Company at the rate of one share for each $1.00 of unpaid principal and interest thereon.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 780921-10-2                                        Page 10 of 12 Pages
---------------------                                        -------------------


     On February 28, 2001, Richard P. Johnston entered into a Stock Option Purchase Agreement with Danny Edwards providing for the sale of 41,100 shares to Mr. Johnston (which shares are included in the 541,100 share purchase transaction described in Item 3 above) and giving Mr. Johnston the right to acquire from Mr. Edwards any shares that Mr. Edwards acquires upon his exercise of options to purchase shares of the Company at the strike price of the options.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Statement required by Rule 13d-1(k).

     Revolving Subordinated Promissory Note from Royal Precision, Inc. to Johnston Family Charitable Remainder Unitrust #3 dated December 7, 2000.

     Stock Option Purchase Agreement between Richard P. Johnston and Danny Edwards dated February 28, 2001.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 780921-10-2                                        Page 11 of 12 Pages
---------------------                                        -------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                March 1, 2001
                                ------------------------------------------------
                                (Date)

                                /s/ Richard P. Johnston
                                ------------------------------------------------
                                (Signature)

                                Richard P. Johnston
                                ------------------------------------------------


                                March 1, 2001
                                ------------------------------------------------
                                (Date)

                                /s/ Jayne Johnston
                                ------------------------------------------------
                                (Signature)

                                Jayne Johnston
                                ------------------------------------------------


                                March 1, 2001
                                ------------------------------------------------
                                (Date)

                                Johnston Family Charitable Remainder Unitrust #3

                                By: /s/ Richard P. Johnston
                                ------------------------------------------------
                                (Signature)

                                Richard P. Johnston
                                ------------------------------------------------


                                March 1, 2001
                                ------------------------------------------------
                                (Date)

                                Johnston Family Living Trust u/a Dtd. 4/11/94

                                By: /s/ Richard P. Johnston
                                ------------------------------------------------
                                (Signature)

                                Richard P. Johnston
                                ------------------------------------------------

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 780921-10-2                                        Page 12 of 12 Pages
---------------------                                        -------------------

                                  EXHIBIT INDEX

Exhibit                                 Description
-------                                 -----------

1.       Statement Pursuant to Rule 13d-1(k)

2. Revolving Subordinated Promissory Note from Royal Precision, Inc. to Johnston Family Charitable Remainder Unitrust #3 dated December 7, 2000

3. Stock Option Purchase Agreement between Richard P. Johnston and Danny Edwards dated February 28, 2001.